SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX

Page

Portuguese Conference Call

May 19, 2014

11a.m.. (Brasília)

10 a.m. (US EST)

12 a.m. (UK)

Phone: (11) 4433-2163

Password: 9532

English Conference Call

May 19, 2014

11 a.m. (Brasília)

10 a.m. (US EST)

12 a.m. (UK)

Phone: + 1(786) 8379597

(+44)20 33183776 (London)

Password: 9532

IR Contact:

invest@eletrobras.com

www.eletrobras.com/elb/ri

Tel.: (+55) (21) 2514-6333

Introduction	2
I – Analysis of the Results of the Consolidated Companies	4
II – Analysis of the Results of the Parent Company	12
III – Eletrobras Information	16
IV –Attachment: Subsidiary Companies Information
IV.1 - Generation and Transmission Companies
Itaipu
Furnas
Chesf
Eletronorte
Eletronuclear
Eletrosul
CGTEE
IV.2 Distribution Companies
Amazonas Energia
Distribuição Acre
Distribuição Alagoas
Distribuição Piauí
Distribuição Rondônia
Distribuição Roraima
IV.3 Participation Company
Eletropar

MARKELETTER

Rio de Janeiro, March 27th, 2014 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 12 subsidiaries, operating in the generation, transmission and distribution,  announces its results for the period.

Throughout the first quarter of 2014 (1Q14), Eletrobras showed a net profit in the amount of R$ 986 million while in the 4Q13 it showed a net loss of R$ 5.500 million and in the 1Q13 a net loss of R$ 36 million. The result of the 1Q14 was influenced mainly by certain facts that we hereby highlight:

In a positive way: i) Short term electricity market, mainly due to operations held through the Electric Energy Commercialization Chamber (CCEE), regarding mostly Eletronorte and Furnas which resulted in R$ 1.697 million (133% increase as compared to 4Q13); ii) Reversal of provisions related to certain CEMAT investments losses in the amount of R$ 334 million; iii) Reversal of onerous contracts in the amount of R$ 258 million, see item I.4

In a negative way: i) The Itaipu Transfer account registered a net income of R$ 19 million, against a net income of R$ 279 million registered in the 4Q13 as shown in item II.3; ii) The Exchange rate variation registered a consolidated loss in the amount of R$ 119 million during this 1Q14 (against an income of R$ 57 million in 4Q13); iii) Cost of fuel for the production of electricity in the amount of R$ 317 million in this 1Q14 (R$ 157 million in the 4Q13); and iv) Electric Energy Purchased for future Resale in the amount of R$ 1.675 million in the 1Q14 (R$ 1.289 million in the 4Q13).

HIGHLIGHTS OF THE CONSOLIDATED RESULTS OF 1Q14:

»             Positive variation of the Net Operational Income in the amount of R$ 995 million;

»             Reversal of provisions over onerous contracts in the amount of R$ 258 million;

»             Reversal of provisions for investment losses at CEMAT in the amount of R$ 334 million;

»             Provision for adjustment at market value in the amount of R$ 111 million, see item I.3;

»             Provision for the Eletronuclear Early Retirement Program – PID in the amount of R$ 309 million;

»             Net income due to Foreign Exchange: R$ 119 million;

»             Consolidated EBITDA: R$ 1,688 million.

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Attachment of Marketletter, after the Financial Statement for each company.

2

  MARKETLETTER

I.             ANALYSIS OF THE CONSOLIDATED RESULTS (R$ million)

values in R$ Million
	1Q14	4Q13	1Q13
Net Operating Income (a)	7,008	6,013	5,807
(-) Personnel, Material and Services	-1,727	-3,069	1,799
(-) Energy purchased for resale	-1,675	-1,289	1,488
(-) Usage of the electric grid	-367	-245	439
(-) Construction	-537	-1,161	610
(-) Fuel for electricity production	-317	-157	557
(-) Remuneration and Reimbursement	-133	-89	112
(-) Depreciation and amortization	-381	-417	344
	1,872	-413	458
Shareholdings	93	-57	124
Operating provisions	342	-3,659	-406
Staff adjustment Plan	-309
Other Results	-690	-597	-379
	1,307	-3,724	-203
Interest income	504	452	297
Monetary Restatement	149	250	206
Monetary and exchange variation	-119	57	-73
Debt charges	-581	-873	-397
Debt from from Shareholders Resources	-28	-19	-71
Other financial results	66	-423	227
	1,298	-4,280	-14
Income Tax and Social Contribution	-305	-1,228	-20
Net Income	993	-5,508	-34
Minority Shareholders	7	8	-2
Consolidated Net Income	986	-5,500	-36

(a)         See item I.1.2

I.1 FINANCIAL HIGHLIGHTS

Main Variations of Financial Statements (1Q14 x 4Q13)

The results of 1Q14 recorded a 117.9 % increase as compared to 4Q13 recording a net income of R$ 986 million in the 1Q14, compared to a net loss of R$ 5,500 million in 4Q13.

The Net operating revenue in the amount of R$ 7,008 million, detailed in Table I.1.2, presented, in 1Q14, a 20.7 % increase as compared to 4Q13 when was recorded the amount of R$ 6,013 million.

»             The Revenue from Generation showed an increase of 35.6%, from R$ 4.180 million in 4Q13 to R$ 5,670 million in 1Q14. Such increase was due mainly to the increase of electricity sold within the Short Term Electricity Market (CCEE). The volume of energy sold by the Eletrobras Companies went above 64 TWh in the 1Q14 as compared to 66 TWh in the 4Q13. The results regarding the Transfer of Itaipu, which went from a net revenue of R$ 279 million in 4Q13 to a net revenue of R$ 19 million in 1Q14. The Construction revenue increased and is registered at its equivalent value as cost of construction.

MARKETLETTER

»             The revenues from Transmission decreased by 20.7%, from R$ 1,333 million in 4Q13  to R$ 1,057  million in 1Q14, influenced mainly by the decrease of the Construction RevenuesLine , which was registered at its equivalent value as Cost of Construction.

»             The revenues from Distribution decreased by 15.7% from R$ 1,420 million in 4Q13 to R$ 1,197 million in 1Q14, influenced by the energy supply, which showed a 9 % decrease from R$ 1,115 million in 4Q13 to R$ 1,015 million in 1Q14. Without considering the supply of electricity to Eletrobras Distribuição Acre during the 4Q13, since it’s not being consolidated in the 1Q14 (see the attachment hereof) in which case there would be a positive variation of 2.2%. The amount of energy sold, also without considering Eletrobras Distribuição Acre was of 3.6 TWh in the 4Q13, as compared to the amount sold in the 1Q14 of 4.0 TWh. The Construction revenue has equivalent value recorded as Cost of Construction.

»             In 1Q14, the Personnel, Material and Service (PMS) line decreased by 43.7%, from R$ 3,069 million in 4Q13 to R$ 1,727 million in 1Q14. The Personnel line decreased by 49.8 % mainly due to the large amount of employees that left the company during the last quarter of 2013 on behalf of the severance payments under the PID. The Services line decreased by 27.1 % and the Materials line remained almost unchanged, see item I.7.

»             - The Electricity purchased for resale increased by 29.9%, from R$ 1,289 million in 4Q13 to R$ 1,675 million in 1Q14. This result was mainly influenced by the high costs accrued by the PLD (Preço de Liquidação das Diferenças).

»             - The fuel for electricity production account presented a 102.2% increase. In 4Q13, there was a net expense of R$ 157 million, while in 1Q14 it was recorded a net expense of R$ 317 million. This variation was mainly influenced by the increase of generation of thermal energy.

»             - The shareholdings recorded a 262.7% increase resulting from the amount of R$ 93 million in 1Q14 as compared to the negative amount of R$ 57 million in 4Q13. This variation was caused mainly due to the value of the equity of investments in the affiliated companies.

»               - The Operating provisions went from of R$ 3,659 million in 4Q13 to a R$ 342 million reversal in 1Q14, mainly due to a provision for investment losses in the amount of R$ 334 million in 1Q14, for losses in the amount of R$ 334 million, (CEMAT Accounting corrections) and also regarding reversal of onerous contracts in the amount of R$ 258 million partially compensated by a provision at market value (CESP equity shareholding) in the amount of R$ 111 million, in the 1Q14 – see item I.4.

»             - The Early Retirement Program (PID) went from a reversion of R$ 1,002 million in the 4Q13 (matched against the Personnel line) to a provision of R$ 309 million in the 1Q14 due to the same program to be held at Eletrobras Eletronuclear subsidiary company;

»             - The net financial result went from a net expenditure of R$ 556 million, mainly due to the effects of a derivative of almost R$ 300 million held in the 4Q13 to a net expenditure of just R$ 9 million in 1Q14, representing a 98.4% variation.

MARKETLETTER

I.1.2    Net Operating Income (NOI)

During the 1Q14 the Net Operating Income (NOI) had a 16.6% increase as compared to the previous quarter (4Q13), from R$ 6,013 million to R$ 7,008 million. With regards to the 1Q13, when the Net Operating Income registered an amount of R$ 5,807 million, this increase represents 20.7%

CONSOLIDATED	1Q14	4Q13	1Q13	Variation 1Q14 x 4Q13

a) GENERATION
Energy Sold	2.535	1.405	2.274	80,5%
Supply	940	1.010	628	-6,9%
CCEE	1.697	728	816	133,1%
Revenue of Maintenance and Operation	456	548	428	-16,9%
Revenue from Construction	23	211	0	-89,2%
Generation return rate	0	0	0	-
Itaipu Transfer	19	279	-85	-93,1%

B) TRANSMISSION
Revenue Maintenance and Operation	576	486	452	18.5%
Revenue of maintenance and Operation	382	233	382	-264%
Revenue from Construction	332	646	236	-49%
Return Rate update - Transmission	149	201	156	-26%

c) DISTRIBUTION
Supply	1,015	1,115	1.356	-9%
Revenue from Construction	182	305	363	-40%

Other Revenues	220	346	165	-36%
Total Revenues	8,144	7,279	6.799	12%

Operating Income Deductions
Sectorial charges	-261	-260	-217
ICMS	-288	-313	-314	-8%
PASEP and COFINS	-585	-691	-446	-15%
Other Deductions	-1	-1	-15	77%
Total Deductions	-1,136	-1,265	-992	-10%

Net Operating Income	7,008	6,013	5.807	17%

Participation of business in relation to Gross Revenues

I.2. ENERGY SOLD

I.2.1  Energy Sold in 1Q14 - Generation Companies – TWh

In terms of the energy market evolution, the Eletrobras companies during  1Q14, sold 64 TWh of energy, versus 66 TWh traded in the 1Q13, representing a decrease of 3.3%.

*considers only the regulated market

I.2.2 ENERGY SOLD IN 1Q14 – DISTRIBUTION COMPANIES – TWH

In terms of the energy market evolution, the  Eletrobras Distribution System, during 1Q14, sold  4.0 TWh of energy, as compared to 3.6 TWh traded in 1Q13, representing an increase of  10.3%.

*considers only the regulated market

    MARKETLETTER

I.3 OPERATING PROVISIONS

values in R$ million
	Parent Company		Consolidated
	03.31.14	03.31.13	03.31.14	03.31.13
Guarantees	21	11	21	11
Contingencies	-58	214	0	275
PCLD - Customers and Resellers	0	0	-26	92
PCLD - Financing and Loans	-35	22	-35	22
Unfunded liabilities in subsidiaries	639	126	0	0
Onerous Contracts	0	0	-258	-30
Losses on Investiments	-322	20	-309	20
Actuarial Liabilities	0	0	3	12
Impairment	0	0	11	0
Adjustment to Market Value	111	-5	111	-5
Provision for losses on Financal Asset	0	0	80	0
Others	37	1	61	11
	392	388	-342	406

PROVISIONS FOR LEGAL LIABILITIES LINKED TO LEGAL PROCEEDINGS

values in R$ million
	Parent		Consolidated
	03.31.14	12.31.13	03.31.13	12.31.13
Current
Labor	0	0	6	9
Civil	0	0	19	15

Non-current
Labor	135	129	918	913
Tax Related	0	0	165	295
Civil	2,304	2,368	4,659	4,487

Total	2,439	2,497	5,768	5,719

  MARKETLETTER

I.4  ONEROUS CONTRACTS

values in R$ million
Consolidated Balance				Moviment
	2014	2013	2012	1Q14

Contract 061/2001	0	0	84	0
Contract 062/2001	905	905	1,407	0
	905	905	1,491	0
Generation

Itaparica	843	863	1,019	20
Jirau	470	712	1,608	242
Camaçari	261	267	357	6
Termonorte II	0	0	131	0
Funil	96	96	83	0
Complexo Paulo Afonso	0	0	34	0
Coaracy Nunes	75	86	21	11
Others	367	295	378	-72
	2,112	2,339	3,665	207
TOTAL	3,017	3,224	5,156	207

•                      The table considers an increase in the amount of R$ 50 million pertaining the onerous contract of the Amazonas Energia intangibles that does not show in the company results.

I.5 CONSOLIDATED EBITDA

		Values in R$ million
EBITDA	1Q14	1Q13%
Results of the period	993	-34	-3,030%
+ Provision Income Tax and Social Contribution	305	20	1,419%
+ Financial Result	9	-189	-105%
+ Depreciation and Amortization	381	344	11%
= EBITDA	1,688	141	1,094%

I.5.1 EBITDA of Subsidiaries Companies

In 1Q14 the sum of the EBITDA of the Eletrobras Subsidiary Companies registered R$ 1,913 million which represents a 234.3 %  increase, as compared to the negative EBITDA of R$ 1,424 million registered in the 4Q13. In the 1Q13 the EBITDA of the Eletrobras Subsidiary Companies summed a total of R$ 681 million.

EBITDA values R$ million
Company	1Q14	1Q13%		1Q14	4Q13%
Furnas	593	153	286%	593	253	135%
Chesf	40	29	41%	40	(441)	109%
Eletronorte	1.322	360	267%	1.322	270	390%
Eletrosul	248	116	114%	248	168	47%
Eletronuclear	(133)	99	-235%	(133)	(609)	78%
CGTEE	(43)	(144)	70%	(43)	(63)	31%
Subtotal	2.027	613	231%	2.027	(422)	580%
Distributors	(114)	68	-268%	(114)	(1,002)	89%
Total	1.913	681	181.0%	1.913	(1,424)	234,3%
EBITDA MARGIN
Company	1Q14	1Q13	p.p.	1Q14	4Q13	p.p.
Furnas	41.2%	13.6%	27.6	41.2%	11.4%	29,8
Chesf	4.5%	2.5%	2.0	4.5%	-23.1%	27,6
Eletronorte	68.9%	34.4%	34.5	68.9%	10.4%	58,5
Eletrosul	97.5%	48.1%	49.4	97.5%	31.8%	65,7
Eletronuclear	-27.2%	23.1%	-50.3	-27.2%	-70.5%	43,3
CGTEE	-57.7%	-292.2%	234.5	-57.7%	-33.9%	-23,8
Subtotal	40.0%	15.2%	24.8	40.0%	-5.1%	45,1
Distribuidoras	-7.8%	5.2%	-13.0%	-7.8%	-31.8%	25,8
Total	29.3%%	12.7%	16.6%	29.3%	-12.4%	42,4

EBITDA = Net income plus income taxes over net financial expenses Financial income and depreciation, amortization and depletion, as determined by the following Instruction 527/12 of CVM.

I.6 NET DEBT

	values in R$ million
Net Debt	1Q14	4Q13
Financing payble + Debentures - (RGR)	24,857	24,293
Cash + Marketable Securites	10,221	9,886
Financing receivable - (RGR)	11,283	12,108
Net Debt	3,353	2,300

I.7. PERSONNEL, MATERIAL AND SERVICE

values R$ million
	1Q14	1Q13%		1Q14	4Q13%
Personnel	1,172	1,252	-6.4%	1,172	2,333	-49.8%
Material	67	83	-18.5%	67	68	0.0%
Services	487	464	4.9%	487	668	-27.1

In the 1Q14 the Personel Line was influenced by the Early Retirement Program – PID  since at the employee leaves the Company  the amount provisioned for that matter is matched against the Personel line.

The PID impacted the Personel line in the 4Q13 in the amount of R$ 1,002 million, pertaining those employees that chose to leave between October and December 2013. Without considering the values related to the PID, the Personel line in the 4Q13 would have been R$ 1,332 million.  In the 1Q14 the cost of Personel registered the amount of R$ 1,172 million, representing a 12.0% reduction as compared to the 4Q13 cost of Personel in the amount of R$ 1,332 million, without considering the PID costs incurred.

II.ANALYSIS OF THE RESULTS OF THE PARENT COMPANY

EVOLUTION OF THE RESULTS - R$ MILLION

II.1  Eletrobras Shareholdings

The recognition of the results of the companies invested by Eletrobras impacted positively the Company's results in 1Q14 by R$ 1,525 million, resulting from the valuation of corporate investments. This figure represented a 229.2% variation when compared to the negative amount of R$ 1,181 million for the 4Q13, mainly due to the result of the equity equivalence of the subsidiaries and affiliated companies, as shown below:

Values in R$ million
	Parent Company
	1Q14	1Q13	4Q13
Investments in subsidiaries
Equity Equivalence	1,440	231	-1,047

Interest on Equity	0	0	98
Equity Equivalence	29	57	-280
Investments in affiliated	29	57	-182

Other investiments
Interest on Equity	0	1	1
Dividends	3	3	39
Remuneration of Investments in Partnership	6	5	6
Capital Income - ITAIPU	47	2	3
	56	11	49
Total	1,525	299	-1,181

                     The analysis of the results of our Subsidiary Companies is in the attachment hereof

II.2    FINANCIAL RESULTS

On 1Q14, the Financial Results positively impacted the overall results of the Company. This positive impact was of R$ 373 million in 1Q14 as compared to R$ 344 million in 4Q13. This variation is primarly explained by the variation of the US Dollar to Brazilian Real exchange rate, as shown herein:

FINANCIAL RESULT			Values in R$ million
	1Q14	1Q13	4Q13
Financial Revenues
Interest income, commissions and fees	551	485	523
Income from financial investments	90	56	59
Arrears surcharge on electricity	40	4	32
Monetary restatement	146	182	223
Active exchange restatement	-109	-115	86
Idemnifications due to Law 12.783/13	0	0	0
Other Financial revenue	51	19	60

Financial Expenses
Debt Charges	-366	-220	-310
Charges on Leasing	0	0	0
Charges on shareholders' funds	-25	-71	-13
Other Financial Expense	-6	-49	-315
	373	291	344

The main indexes of the loans and transfers showed the following variations in the period:

Evolution of the IGP-M Index and the Dollar (%)

	1Q14	1Q13
Dolar	-3.40%	-1.45%
IGPM	2.55%	0.84%

  MARKETLETTER

II.3.  Sale of electricity of Parent Company

a.            Itaipu binacional

FINANCIAL RESULT - ITAIPU			Values in R$ million
	1Q14	4Q13	1Q13
Energy sold Itaipu contract + CCEE	2,012	2,135	1,554
Revenue from Right to Reimbursement(1)	67	235	-39
Others	31	556	27
Total Revenue	2,110	2,925	1,542

Energy purchased Itaipu Contract + CCEE	-2,078	-1,798	-2,329
Expense from Reimbursement Obligations (2)	-42	-112	24
Itaipu transfer	107	-379	678
Others	-78	-357	0
Total Expenses	-2,091	-2,646	-1,627

Net Op Income - Tranfers from Itaipu(3)	19	279	-85

FINANCIAL RESULT - ITAIPU			values in R$ million
	1Q14	4Q13	1Q13
Lawful Rights (RR) (1)	67	235	-39
+ Exchange Rate Results	-169	268	-71
Result from Right to Reimbursements	-102	503	-110
Obligation Expenditures (OR) (2)	42	112	-24
+ Exchange Rate Results	-106	164	-43
Result from Reimbursement Obligations	-64	276	-67
Balance: RR - OR	-38	227	-43

The balance resulting from adjustment factor from Itaipu Binational, shown on Financial Asset at the Non-Current  Assets amounted to R$ 4,875 million on March 31st,  2014, equivalent to US$ 2,514 million (December 31st , 2013 – R$ 4,977 million, equivalent to US$ 2,125 million), of which R$ 3,045 million registered within the  non current liabilities, equivalent to US$ 1,346 million, will be transferred to the National Treasury until 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999.

b.            COMMERCIALIZATION OF ELETRIC ENERGY– PROINFA

Trading operations of electricity within the PROINFA generated a net positive result in the first quarter of 2014 in the amount of  R$ 84 million (December 31, 2013 – R$ 43 million), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers line registered in this quarter was in the amount R$ 460 million of Proinfa related to the Parent Company (December 31, 2013 – R$ 449 million).

III. Eletrobras Information

Portfolio Of Loans Receivable And Payable

a.            Financing and Loans Granted

Financing and loans, with foreign exchange variation clauses, represent approximately 44 % of the total portfolio of the Company (43% in December 31, 2013). The remainder that predict adjustment based on indexes that represent the level of domestic prices in Brazil reach 56 % of the portfolio balance (57% at December 31, 2013). The market values of these assets are equivalent to their accounting values, since they are industry specific operations and formed, in part, by resources from Sectoral Funds that don’t have comparable parameters with other loans.

The long-term portion of loans and financing from regular and sectoral funds including transfers, based on the expected cash flows contractually mature in variable amounts as shown below:

values in R$ million
	2015	2016	2017	2018	2019	beyond 2019	Total
Parent company	3,025	2,971	2,843	2,729	2,687	9,526	23,781
Consolidated	1,489	1,463	1400	1,344	1,323	4,690	11,709

b.            Financing and Loans  Payable

The total debt in foreign currency, including related charges in the parent company on March 31st, 2014 is R$ 10,333 million (R$ 10.822 million in December 31st, 2013), equivalent to US$ 4,566 million (US$ 4.620 million in December 31st, 2013) and consolidated R$ 10,577 million (R$ 11.080 million in December 31st, 2013), equivalent to US$ 4,674 million (US$ 4.730 million in December 31st, 2013). The percentage distribution by currency is as follows:

values in R$ million
	Parent Company		Consolidated
	R$	%	R$	%
US Dollar	9,927	96.1%	10,172	96.2%
EURO	186	1.8%	186	1.8%
YEN	219	2.1%	219	2.1%
TOTAL	10,333	100.0	10,577	100.0%

The long-term loans and financing expressed in millions of Reais, a portion of which shall mature as follows:

	2015	2016	2017	2018	beyond 2018	Total
Parent Company	925	508	504	375	17,301	19,614
Consolidated	1,148	938	1,355	2,149	19,856	25,447

RATINGS

Agency	Rating National/Perspective	Latest Report
Moody’s Issuer Rating	Baa3 (Negative)	May 7th, 2013
S&P LT Local Currency	BBB+ (Stable)	March 24th, 2014
S&P LT Foreign Currency	BBB- (Stable)	March 24th, 2014
Fitch LT Local Currency Issuer	BB (Negative)	December 6th, 2013
Fitch LT Foreign Currency Issuer	BB (Negative)	December 6th, 2013

ORGANIZATION CHART OF ELETROBRAS

INVESTIMENTS

Values in R$ Million

NATURE OF THE INVESTMENTS	Budgeted 2014	Accomplished 1Q14
Generation	6.930	1.238
Corporate Expansion	2.973	202
Expansion of SPEs	3.091	972
Maintenance	866	64
Transmission	4.294	863
Corporate Expansion	2.512	430
Expansion of SPEs	1.168	361
Maintenance	614	72
Distribution	2.082	161
Corporate Expansion	1.807	124
Maintenance	275	37
Others (Research, Infrastructure and Environmental Quality)	825	67
Total	14.130	2.329

 SOCIAL CAPITAL

Capital Structure

As of March 31st , 2014  the social capital of Eletrobras had the following composition:

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Government	591,968,382	54.46%		0.0%	1,544	0.00%	591,969,926	43.76%
BNDESpar	141,757,951	13.04%		0.0%	18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%		0.0%	18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%		0.0%		0.00%	45,621,589	3.37%
FGHAB	1,000,000	0.09%		0.0%		0.00%	1,000,000	0.07%
CEF	8,701,564	0.80%		0.0%		0.00%	8,701,564	0.64%
FGI		0.00%		0.0%	8,750,000	3.30%	8,750,000	0.65%
Others	223,455,547	20.56%	146,920	100.00%	219,731,566	82.78%	443,334,033	32.78%
Cust.CBLC	222,679,813	20.48%	86,076	58.59%	200,749,441	75.63%	423,515,330	31.31%
Resident	57,864,903	5.32%	86,075	58.59%	96,653,610	36.41%	154,604,588	11.43%
Non Resident	90,814,945	8.35%	1	0.00%	77,279,919	29.11%	168,094,865	12.43%
Prog. Adr	73,999,965	6.81%		0.00%	26,815,912	10.10%	100,815,877	7.45%
Others	775,734	0.07%	60,844	41.41%	18,982,125	7.15%	19,818,703	1.47%
Resident	747,759	0.07%	60,817	41.39%	18,978,123	7.15%	19,786,699	1.46%
Non Resident	27,975	0.00%	27	0.02%	4,002	0.00%	32,004	0.00%

Number of Shareholders

As of March 31st 2014 Eletrobras had a total of 29,128 shareholders, 34.9 % of which held ordinary shares and 65.1% prefered shares.  The figure below highlights the distribution of the shareholders in accordance with their nature:

Non Resident Shareholders

On March 31st 2014 Eletrobras had 769 non resident shareholders representing 2.6% of the total amount of shareholders, of which located in 35 countries throughout the world. The non resident shareholders hold 19.9% of the common shares and 7.7% of the prefered shares

Share performance analysis

Shares

Eletrobras ON – ELET3

During the 1Q14  Eletrobras’ common shares (ELET3) increased their value by 12.4% closing at R$ 6.25. The maximum price achieved by those shares was R$ 6.25 on March 31st , and the lowest price registered was R$ 4.33  on February 18th . The quotations related are values ex-dividend. The average volume of shares negotiated daily throughout the first quarter was of 2.5 million shares, equivalent to a financial amount of R$ 13,7 million.

Eletrobras Preferred Shares – ELET6

During the 4Q13  Eletrobras’ preferred shares (ELET6)  increased their value by 9.5% closing at R$9.42. The maximum price achieved by those shares was R$ 9.42  on March 31st, and the lowest price registered was R$ 7.36  on February 18th. The quotations related are values ex-dividend. The average volume of shares negotiated daily throughout the first quarter was of 1.9 million shares, equivalent to a financial amount of R$ 18.2 million.

Shares Trading Performance at the BM&FBOVESPA

ADR Programs

EBR – Eletrobras Common Shares

During the 1Q214, the Eletrobras common  shares ADRs increased their value by 9.7% ending the quarter valued at US 2.84. They recorded a maximum price of US$ 2.84 on March 31st . The lowest price registered was on February 18th , when the price reached US$ 1.98 considering ex-dividend value. The average volume of shares negotiated daily throughout the first quarter was of 1.3 million shares, The balance of ADRs representing such shares at the end of the first quarter was of 74.0 million.

EBR - B– Eletrobras Preferred Shares

During the 1Q14, the Eletrobras preferred  shares ADRs increased their value by 6.8%, ending the quarter valued at US$ 4.70. They recorded a maximum price of US$ 4.70 on March 31st. The lowest price registered was US$ 3.64  on February 18th  considering ex-dividend value. The average volume of shares negotiated daily throughout the first quarter was of 0.28 million shares, The balance of ADRs representing such shares at the end of the first quarter was of 26.8 million.

Latibex (Latin America Stock Market in Madrid Stock Exchange)

XELTO - Eletrobras Common Shares

During the 1Q14 the common shares listed on Latibex program obtained increased their value by 11.8% ending the quarter valued at € 2,08. They recorded a maximum price of € 2,08 on March 31st.  The lowest price registered was € 1.44 on February 19th  considering ex-dividend value. The average volume of shares negotiated daily throughout the first quarter was of 65.9 thousand shares.

XELTB - Eletrobras Preferred Shares

During the 1Q14 the prefered  shares listed on Latibex program obtained increased their value by 12.5% ending the quarter valued at € 3.52. They recorded a maximum price of € 3.52  on March 31st.  The lowest price registered was € 2.62 on February 19th  considering ex-dividend value. The average volume of shares negotiated daily throughout the first quarter was of 6.3  thousand shares.

Foreign market currency exchange rate between March 31st 2013 and March 31st 2014.

Number of Employees

Parent Company

Working time in the Company (years)	Number of employees
	1Q14	4Q13
Until 5	455	497
6 to 10	276	237
11 to 15	79	76
16 to 20	23	24
21 to 25	111	116
beyond 25	99	94
Total	1,043	1,044

By Region

State	Number of of employees
	1Q14	4Q13
Rio de Janeiro	1007	1,008
Brasília	36	36
Total	1,043	1,044

Outsourced Employees

1Q14
183

Turnover Index

1Q14
0.57

Partnerships – Parent Company

SPE	Type of Plant	Investiment R$ million	Installed Capacity MW	Assured Energy MW Medium	Generated Energy MWh
								1Q14
Norte Energia AS (Belo Monte)	Hydro	29,375.00 Fully built 25,885 April/10 value	11,233.1	4,571.0	-	-	-	-
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.(*)	Wind	109.3	26.0	12.08				18,671
GGenerated Energy - Source: SPE Solar Mangue Seco 2 Generator and Distributor of Electrical Energy SA

Enterprise	Participation (%)	Location (Estate)	Start of Construction	Start of Operation	End of Operation
Belo Monte / Norte Energia	15.0	PA	Jun/2011	Feb/2015	Aug/2045
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	May/2010	Sep/2011	Jun/2045

Note: For the item “end of operation” it was considered the date of the end of the Concession Contract

Balance Sheet

values in R$ thousand

Asset	Parent Company		Consolidated
	03.31.14	03.31.13	03.31.14	03.31.13
Current
Cash and cash equivalent	1.862.769	1.303.236	4.191.558	3.597.583
Restricted cash	960.730	879.801	960.730	879.801
Marketable Securities	1.505.932	1.713.017	5.831.711	6.095.908
Clients	459.953	449.452	4.435.789	3.587.282
Financial assets-concessions and Itaipu	235.644	759.433	688.526	1.168.002
Financing and loans	5.096.159	4.961.171	2.640.245	2.838.503
Fuel consumption account - CCC	1.203.955	1.275.334	1.203.955	1.275.334
Remuneration of equity interests	367.428	379.943	245.608	268.060
Tributes to retrieve	359.234	554.725	594.561	839.767
Income tax and Social contribution	1.846.835	1.545.376	2.183.054	1.940.005
Right to compensation	0	0	394.993	10.910.073
Stored material	706	738	679.572	614.607
Stock of nuclear fuel	0	0	343.730	343.730
Compensations - Law 12,783/2013	0	0	3.666.217	3.476.495
Derivative financial instruments	0	0	102.589	108.339
Others	180.216	69.811	1.164.331	1.136.344
Total current assets	14.079.561	13.892.037	29.327.169	39.079.833

Non-Current
Long-term assets	0	0	0	0
Right to compensation	0	0	13.768.114	1.669.583
Financing and loans	23.781.149	24.635.663	11.709.187	12.335.838
Clients	199.565	211.800	1.421.708	1.522.621
Marketable Securities	194.995	188.650	197.942	192.580
Stock of nuclear fuel	0	0	450.678	507.488
Tributes to retrieve	0	0	2.042.838	1.990.527
Income tax and Social contribution	299.117	299.117	3.282.591	3.010.574
Linked deposits	826.197	803.048	2.905.224	2.877.516
Fuel consumption account - CCC	2.544	16.275	2.544	16.275
Financial assets-concessions and Itaipu	2.576.345	2.659.432	23.958.737	23.704.037
Derivative financial instruments	0	0	236.063	107.816
Advances for future Capital increase	160.749	382.193	748.793	490.429
Compensation - Law 12,783/2013	0	0	1.272.441	2.019.684
Others	688.314	696.168	787.196	618.508
	28.728.975	29.892.346	62.784.056	51.063.476
Investments	52.103.445	50.329.250	18.670.405	17.414.993
Property, Plant And Equipment	128.074	129.171	29.924.842	30.038.514
Intangible	0	0	762.956	788.582
Total non-current assets	80.960.494	80.350.767	112.142.259	99.305.565
Total Assets	95.040.055	94.242.804	141.469.428	138.385.398

Liabilities and shareholders' equity	Parent Company		Consolidated
	03.31.14	03.31.13	03.31.14	03.31.13
Current
Financing and loans	1.527.862	1.199.102	2.485.900	1.969.765
Debentures	0	0	13.606	12.804
Compulsory loan	62.196	7.935	62.196	7.935
Suppliers	362.072	342.778	9.043.771	7.740.578
Advance to customers	468.795	462.672	517.705	511.582
Taxes to be collected	39.433	49.187	836.993	839.426
Income tax and Social contribution	41.937	0	205.066	15.262
Fuel consumption account - CCC	903.916	941.285	903.916	941.285
Remuneration to shareholders	534.840	525.464	536.223	528.204
National Treasury credits	4.560	39.494	4.560	39.494
Estimated obligations	62.059	47.325	1.015.653	1.288.713
Obligations of compensation	671.718	583.046	671.718	8.377.400
Post-employment benefits	10.879	13.079	208.257	265.082
Provisions for contingencies	0	0	24.986	23.654
Sector Charges	0	0	774.264	714.862
Leasing	0	0	188.750	181.596
Concessions to pay-use of public goods	0	0	3.256	3.567
Derivative financial instruments	29.858	36.848	254.679	262.271
Other	54.888	135.869	1.950.355	2.011.256
Total current liabilities	4.775.013	4.384.084	19.701.854	25.734.736

Non-Current Liabilities
Financing and loans	19.613.527	20.623.906	30.291.807	30.506.522
Suppliers	0	0	756.008	791.293
Debentures	0	0	210.008	205.878
Advance to customers	0	0	763.271	776.252
Compulsory loan	385.391	358.905	385.391	358.905
Obligation for demobilization of assets	0	0	1.155.186	1.136.342
Operational provisions	1.088.518	1.061.490	1.088.518	1.061.490
Fuel consumption account - CCC	459.156	455.455	459.156	455.455
Provisions for contingencies	2.438.862	2.496.739	5.742.949	5.695.104
Post-employment benefits	67.553	67.553	1.318.840	1.218.688
Provision for unfunded liabilities in subsidiaries	3.659.219	3.217.274	0	0
Onerous contracts	0	0	3.017.016	3.224.482
Obligations of compensation	0	0	10.181.414	2.317.708
Leasing	0	0	1.918.955	1.891.628
Concessions to pay-use of public goods	0	0	61.580	60.904
Advances for future capital increase	178.803	174.570	178.803	174.570
Derivative financial instruments	0	0	184.080	195.378
Sector Charges	0	0	394.184	375.982
Taxes to be collected	0	0	860.825	892.950
Income tax and Social contribution	362.250	342.236	831.302	533.713
Others	574.440	566.882	327.807	88.510
Total noncurrent liabilities	28.827.719	29.365.010	60.127.100	51.961.754

Shareholders ' Equity
Social Capital	31.305.331	31.305.331	31.305.331	31.305.331
Capital reserves	26.048.342	26.048.342	26.048.342	26.048.342
Profit reserves	4.334.565	4.334.565	4.334.565	4.334.565
Equity valuation adjustments	66.684	68.368	66.684	68.368
Additional Dividend Proposed	444.473	433.962	444.473	433.962
Accumulated profits	987.587	0	987.587	0
Other comprehensive results accumulated	-1.749.659	-1.696.858	-1.749.659	-1.696.858
Participation of non-controlling shareholders	0	0	203.151	195.198
Total shareholders ' equity	61.437.323	60.493.710	61.640.474	60.688.908
Total liabilities and shareholders ' equity	95.040.055	94.242.804	141.469.428	138.385.398

STATEMENT OF INCOME

values in R$ thousand

	Parent Company		Consolidated
	03.31.14	03.31.13	03.31.14	03.31.13
Net Operating Revenue	710.363	540.122	7.008.477	5.807.318
Operating Expenses
Personnel, Material and services	123.754	120.643	1.726.834	1.799.028
Energy purchased for resale	728.190	647.772	1.674.852	1.487.679
Charges on use of electric network	0	0	367.050	439.345
Construction-Distribution	0	0	181.863	363.407
Construction-Transmission	0	0	332.356	246.304
Construction - Generation	0	0	22.836	0
Fuel for electric power production	0	0	317.043	557.042
Remuneration and compensation	0	0	132.923	112.181
Depreciation	1.607	1.617	340.040	308.969
Amortization	0	0	40.875	35.094
Donations and contributions	49.514	60.905	63.837	75.673
Operational provisions	392.088	388.138	-341.696	405.542
Adjustment plans of staff	0	0	308.940	0
Others	285.335	67.552	626.447	303.339
	1.580.488	1.286.627	5.794.200	6.133.603
Operating income before financial result	-870.125	-746.505	1.214.277	-326.285
Financial Result
Financial Revenues
Interest revenues, commissions and fees	551.461	485.382	274.173	297.442
Revenue from financial investments	90.373	56.481	229.435	79.199
Moratorium increase on electricity	39.939	3.883	92.486	83.004
Monetary updates	146.070	181.576	148.761	206.485
Exchange variation	-109.002	-114.733	-118.941	-72.965
Compensation of remuneration - Law 12.783/13	0	0	185.840	285.544
Other financial revenues	51.412	18.989	76.314	54.342
Financial Expenses
Debt charges	-366.412	-220.008	-580.794	-397.401
Leasing charges	0	0	-120.833	-84.906
Shareholders ' resource charges	-25.254	-70.964	-28.226	-71.227
Losses on Derivatives	0	0	0	0
Other financial expenses	-5.600	-49.108	-167.325	-190.602
	372.987	291.498	-9.110	188.915
Income before equity participation	-497.138	-455.007	1.205.167	-137.370
Result of Partnerships	1.524.978	298.842	92.562	123.551
Operating Result before Taxes	1.027.840	-156.165	1.297.729	-13.819
Income tax and social contribution - current	-41.937	81.817	-6.361	-55.198
Income tax and social contribution - defered	0	38.548	-298.416	35.130
Net income (loss) for the period	985.903	-35.800	992.952	-33.887
Portion allocated to Controlling shareholders	985.903	-35.800	985.902	-35.800
Portion allocated to non-controlling shareholders	0	0	7.050	1.914
Net profit per share (R$)	0,73	-0,03	0,73	-0,03

Cash Flow

values in R$ thousand

	Parent Company		Consolidated
	03.31.14	03.31.13	03.31.14	03.31.13
Operational Activities
Income before income tax and social contribution	1.027.840	-156.165	1.297.730	-13.818
Adjustments to reconcile income with cash generated by operations:
Depreciation and amortization	1.607	1.617	380.915	344.063
Monetary/exchange variations net	-144.234	-42.905	-383.948	-204.758
Financial charges	-265.896	-354.043	293.724	12.898
Income from financial assets	0	0	-148.890	-209.101
Equity result	-1.524.978	-298.842	-88.588	-123.551
Provision (reversal) for unfunded liabilities	639.469	126.035	0	0
Allowance for doubtful accounts	-35.473	21.643	-43.414	113.515
Provision for contingencies	-57.878	214.281	-222	275.072
Provision for post-employment benefit plan	0	0	-257.661	-29.912
Provision for investments loss	0	0	308.940	0
Provision (reversal) for onerous contracts	-322.446	19.527	-308.636	19.527
Provision (reversal) for financial assets loss	0	0	79.511	0
Charges over Global Reversion Reserve	80.847	88.670	80.847	88.670
Minority interest in the result	0	0	-10.682	-2.900
Charges on shareholders resources	25.254	70.964	28.226	71.227
Financial instruments-derivatives	0	0	-3.989	86.241
Others	307.828	73.243	501.241	-163.481
	-1.295.900	-79.811	427.374	277.509
(Increase)/decrease in operating assets
Accounts receivable	0	0	-749.328	207.948
Securities	203.288	176.435	250.525	-2.873.930
Right to compensation	0	0	-1.583.451	-705.827
Stored Matetrials	32	-46	-64.965	-21.030
Stock of nuclear fuel	0	0	56.810	26.194
Financial assets - public service concessions	238.630	105.208	238.630	200.404
Others	-117.573	-173.608	115.909	-977.006
	324.377	107.989	-1.735.869	-4.143.248
Increase/(decrease) in operating liabilities
Suppliers	8.499	10.711	1.233.758	-182.751
Advance to customers	0	0	-12.981	-12.200
Leasing	0	0	34.481	3.168
Estimated obligations	14.734	4.430	-273.060	-28.491
Obligations of compensation	0	0	69.351	865.197
Sector charges	0	0	77.604	28.426
Other	294.263	102.702	201.193	-143.435
	317.496	117.843	1.330.345	529.914

Cash from operating activities	0	-10.143	1.319.580	-3.349.643

Payment of financial charges	-121.793	-97.214	-51.164	-236.237
Payment of fees on global reversion reserve	-58.627	-60.827	-58.627	-60.827
Annual permitted revenue receipts	0	0	-13.086	370.545
Receiving compensation of financial asset	0	0	743.361	6.691.011
Receipt of financial charges	474.334	457.505	35.958	293.494
Payment of income tax and social contribution	-64.436	-54.130	-77.014	-142.514
Receiving remuneration of investments in equity	70.463	9.320	75.415	22.672
Payment of pension fundings	-2.201	0	-25.650	-26.597
Payment of legal contingencies	0	0	-23.041	-142.695
Judicial deposits	-12.747	-58.242	-216.180	268.020

Net cash from operating activities	658.806	186.268	1.709.554	3.687.230
Financing activities
Long term Loans and financing obtained	0	12.203	1.010.969	379.963
Payment of loans and financing-principal	-542.562	-466.898	-657.543	-758.780
Payment of remuneration to shareholders	-1.134	-624	-1.134	-624
Refinancing payment of taxes and contributions-principal	0	0	-24.273	-25.856
Compulsory loan and global reversion reserve	0	70.375	0	70.375
Other	0	0	0	-2.769

Net cash from financing activities	-543.696	-384.944	328.019	337.691
Investment activities
Granting of loans and financing	-584.760	-290.445	-18.606	-11.242
Receiving loans and financing	1.090.714	793.929	494.997	497.988
Acquisition of property, plant and equipment	-31	-69	-50.143	-466.492
Acquisition of intangible assets	0	0	-45.615	-5.065
Acquisition of concession assets	0	0	-532.491	-633.922
Acquisition/capital supply in equity	-61.500	-90.235	-1.119.649	-779.276
Granting of advance for future capital increase	0	-165.313	-180.417	0
Other	0	0	8.326	99.984

Net cash from investing activities	444.423	247.867	-1.443.598	-1.298.025

Increase (decrease) in cash and cash equivalents	559.533	49.191	593.975	2.051.514

Cash and cash equivalents at the beginning of the period	1.303.236	935.627	3.597.583	2.501.515
Cash and cash equivalents at the end of the period	1.862.769	984.818	4.191.558	4.553.029
	559.533	49.191	593.975	2.051.514

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.